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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 5
to
FORM 1-A

Received SEC
MAR 13 2013
Washington, DC 20549

REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933

Strategic Global Investments, Inc.
(Exact name of issuer as specified in its charter)

Delaware
(State or other jurisdiction of incorporation or organization)

8451 Miralani Drive, Suite D, San Diego, CA 92126 858-384-9628
(Address, including zip code, and telephone number,
Including area code of issuer's principal executive office)

Andrew Fellner, 8451 Miralani Drive, Suite D, San Diego CA 92126 760-685-7171
(Name, address, including zip code, and telephone number,
Including area code, of agent for service)

541667
(Primary standard Industrial Classification Number)

59-2624130
(I.R.S. Employer Identification Number)

THIS OFFERING STATEMENT SHALL ONLY BE QUALIFIED UPON ORDER OF THE COMMISSION, UNLESS A SUBSEQUENT AMENDMENT IS FILED INDICATING THE INTENTION TO BECOME QUALIFIED BY OPERATION OF THE TERMS OF REGULATION A.

PART III - EXHIBITS

Exhibit Number	
2.1	Restated Certificate of Incorporation*
2.2	Bylaws*
3.1	Exhibit 2.1 is incorporated herein by reference*
4.1	Form of Subscription Agreement*
11.1	Opinion of Counsel

* Previously filed

SIGNATURES

The issuer has duly caused this Amendment No. 5 to this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Diego, State of California on the 12th day of March, 2013.

STRATEGIC GLOBAL INVESTMENTS, INC.

By: /s/ Andrew T. Fellner
Andrew T. Fellner
Title: CEO

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

/s/ Andrew T. Fellner
Andrew T. Fellner
CEO, Chief Financial Officer and Sole Director

SIGNATURES

The issuer has duly caused this Amendment No. 5 to this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Diego, State of California on the 12th day of March, 2013.

STRATEGIC GLOBAL INVESTMENTS, INC.

By: 

Andrew T. Fellner
Title: CEO

This offering statement has been signed by the following persons in the capacities and on the dates indicated.



Andrew T. Fellner
CEO, Chief Financial Officer and Sole Director